

Mail Stop 3561

September 21, 2016

Yip Cheuk Fai
Chief Financial Officer
Iao Kun Group Holding Company Limited
Alameda Dr. Carlos D' Assumpcao No: 181-187 Centro Comercial
c/o Grupo Brilhantismo
12 Andar T, Macau

> **Re:** **Iao Kun Group Holding Company Limited**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-34804**

Dear Mr. Yip:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-3

1. We refer to the significant gains and losses related to the change in fair value of contingent consideration for acquisitions. We note from page 51 that you previously estimated that the Oriental VIP room would significantly outperform its base earn out rolling chip turnover target and have since revised this estimate to reflect that you no longer believe it will meet this target. Given the significance of the changes in the fair value of contingent consideration, please revise to provide more robust disclosure concerning the reasons for the changes, including why you believed as of December 31,

2014 that the target would be met and on December 31, 2015you no longer believed this to be the case. Your response and revised disclosure should provide enough detail for a reader to understand the factors involved in your estimation of these liabilities including significant assumptions and the reasons behind any changes in those assumptions. Your response and revised disclosure should also discuss the reasons for the significant increase in the contingent consideration liabilities related to both Bao Li and Oriental VIP Room during the year ended December 31, 2014. We may have further comment upon receipt of your response.

Note 13 – Commitments and Contingencies, page F-34

2. You state that you have entered into employment agreements with the sellers of your acquired businesses in recent years. We also note that you have recorded significant amounts of contingent consideration to the sellers of these profit interests. In this regard, for the most recent acquisitions of Bao Li Gaming and Oriental VIP Room, please tell us your consideration of any of the contingent consideration as compensation expense given the continued employment of the sellers with the companies acquired in accordance with ASC 805-10-25-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure